Filed Pursuant to Rule 424(b)(3)
Registration Statement Nos. 333-204908
333-204908-06

PROSPECTUS ADDENDUM (to Amendment No. 3, dated November 14, 2014, to Prospectus Supplement dated September 28, 2010 and Prospectus dated December 27, 2017)

UBS AG

UBS SWITZERLAND AG

UBS AG 1xMonthly Short Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040

This prospectus addendum relates to the series of outstanding Exchange Traded Access Securities entitled “UBS AG 1xMonthly Short Exchange Traded Access Securities (ETRACS) Linked to the Alerian MLP Infrastructure Total Return Index due October 1, 2040” (the “Securities”), which was previously issued by UBS AG and is part of a series of debt securities entitled “Medium Term Notes, Series A”. The Securities were initially registered, and all or a portion were initially offered and sold, under registration statements previously filed by UBS AG. When UBS AG initially registered your Securities, UBS AG prepared a prospectus supplement (as amended or supplemented from time to time), referred to as the “original prospectus supplement”, relating to the Securities. The original prospectus supplement, which is Amendment No. 3, dated November 14, 2014, to the prospectus supplement dated September 28, 2010, was attached to a “base” prospectus dated November 14, 2014, which has been replaced from time to time by a new “base” prospectus, most recently a “base” prospectus dated April 29, 2016. This prospectus addendum and the prospectus supplement will be used by UBS AG in connection with the continuous offering of the Securities. Certain terms we use in this prospectus addendum are defined in the original prospectus supplement.

UBS AG has now prepared a new “base” prospectus dated December 27, 2017. This new base prospectus replaces the base prospectus dated April 29, 2016. Because the terms of your Securities otherwise have remained the same, UBS AG is continuing to use the original prospectus supplement. As a result, you should read the original prospectus supplement for your Securities, which gives the specific terms of your Securities, together with the new base prospectus dated December 27, 2017. When you read these documents, please note that all references in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016, or to any sections of the applicable base prospectus, should refer instead to the new base prospectus dated December 27, 2017, or to the corresponding section of that new base prospectus. In addition, please note that instead of using the website links in the original prospectus supplement to the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016, you should use the following website link to access the new base prospectus dated December 27, 2017:

https://www.sec.gov/Archives/edgar/data/1114446/000119312517380083/d486061d424b3.htm

Please also disregard the table of contents for the base prospectus dated November 14, 2014, June 12, 2015, March 17, 2016 or April 29, 2016 that is provided in the original prospectus supplement. A table of contents for the new base prospectus is provided on page i of the new base prospectus.

In addition, UBS AG has determined to offer all holders of the Securities the option, upon early redemption and solely for purposes of determining the Redemption Amount, but not for any other purpose, to elect that the Index Performance Percentage (which is used to determine the Closing Indicative Security Value, and therefore the Redemption Amount) be calculated using the Index Closing Level on the Redemption Valuation Date instead of the Final VWAP Level. If the redeeming holder so elects, the Index Performance Percentage will be calculated, for purposes of determining the Redemption Amount, as:

Index Closing Level on the Redemption Valuation Date Date	– 100%
the Monthly Initial Closing Level

Holders will not know the Redemption Amount at the time that they elect to redeem their Securities. Similarly, holders will not know at the time of their election whether the Redemption Amount would be greater if the Index Performance Percentage were calculated using the Final VWAP Level or using the Index Closing Level. Any election to redeem any of the Securities, and any election to have the Index Performance Percentage calculated using the Index Closing Level instead of the Final VWAP Level, is irrevocable. Holders will not be able to rescind their election to redeem their Securities, or their election to have the Index Performance Percentage calculated using the Index Closing Level instead of the Final VWAP Level, after a redemption notice is received by UBS or after the holder indicates to UBS which alternative it elects to calculate the Index Performance Percentage, respectively.

Supplemental Risk Factor Disclosure

Differences between the Securities and Bank Deposits

An investment in the Securities may give rise to higher yields than a bank deposit placed with UBS or with any other investment firm in the UBS Group (a “UBS Bank Deposit”). However, an investment in the Securities carries risks which are very different from the risk profile of a UBS Bank Deposit. The Securities are expected to have greater liquidity than a UBS Bank Deposit since UBS Bank Deposits are generally not transferable. However, the Securities may have no established trading market when issued, and one may never develop. Investments in the Securities do not benefit from any protection provided pursuant to Directive 2014/49/EU of the European Parliament and of the Council of the European Union on deposit guarantee schemes or any national implementing measures implementing this Directive in any jurisdiction. Therefore, if we become insolvent or default on our obligations, investors investing in such Securities in a worst case scenario could lose their entire investment. Further, if UBS experiences financial difficulties, the Swiss Financial Market Supervisory Authority has the power to open resolution or liquidation proceedings or impose protective measures in relation to UBS Group AG, UBS AG or UBS Switzerland AG, and holders of the Securities may be subject to write-down or conversion into equity on any application of the general bail-in tool and non-viability loss absorption, which may result in such holders losing some or all of their investment.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”). Consequently no key information document required by Regulation (EU) No 1286/2014 (the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPS Regulation.

UBS AG, UBS Securities LLC, UBS Financial Services Inc. or any affiliate of UBS AG may use this prospectus addendum, together with the original prospectus supplement and the new base prospectus, in connection with offers and sales of the Securities in market-making transactions. Please see “Supplemental Plan of Distribution” in the original prospectus supplement and “Plan of Distribution” in the new base prospectus.

UBS Investment Bank	UBS Financial Services Inc.

Prospectus Addendum dated December 27, 2017